UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ON TRACK INNOVATIONS LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE ORDINARY SHARES
(Title of Class of Securities)

M8791A109
(CUSIP Number of Class of Securities of Underlying Ordinary Shares)

Ohad Bashan
OTI America, Inc.
2 Executive Drive, Suite 740
Fort Lee, New Jersey 07024
(201) 944-5200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
David P. Stone, Esq.
767 Fifth Avenue
New York, New York 10153-0119
Telephone: (212) 310-8430 Facsimile: (212) 310-8007

Howard E. Berkenblit, Esq.
ZAG/S&W LLP
One Post Office Square
Boston, Massachusetts 02109
Telephone: (617) 228-2800 Facsimile: (617) 338-2880

CALCULATION OF FILING FEE:

Transaction valuation (1)	Amount of filing fee (1) (2)

$ 57,991,269.81	$ 6,205.07*

* Previously paid

(1)	Estimated for purposes of calculating the amount of the filing fee only. An offer, as more particularly described below, for a period of twenty (20) business days, is made to holders of options to purchase 4,485,017 ordinary shares of On Track Innovations Ltd. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the issuer’s Ordinary Shares underlying the options on April 7, 2006.

(2)	Calculated by multiplying the Transaction valuation by 0.0001070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Files:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This is a final amendment to the Schedule TO filed with the Securities and Exchange Commission on April 12, 2006, as amended on May 9, 2006, and May 12, 2006, in connection with the offer (the “Offer”) by On Track Innovations Ltd., incorporated in the State of Israel (the “Company”), to each of the Company’s and the Company’s subsidiaries’ employees, and the Company’s directors and office holders (the term “office holder” includes a director, the chief executive officer, the chief business manager, a vice president and any officer that reports directly to the chief executive officer, but for purposes of the Offer excludes “External Directors,” as such term is defined in the Israeli Companies Law of 1999) (each a “Holder”) who hold outstanding options to purchase an aggregate of 4,485,017 ordinary shares nominal value NIS 0.1 per share, of the Company (“Ordinary Shares”) (the “Options”), which were issued by the Company pursuant to the terms of the Company’s 2001 Share Option Plan or the Company’s 1995 Share Option Plan, which was superseded by the 2001 Share Option Plan, as amended, as of 12:01 a.m., U.S. Eastern Time, on April 11, 2006 (the “Offer Date”) to exercise all of his or her outstanding Options into such number of Ordinary Shares (each a “Share” and together, the “Shares”) based on the Black-Scholes pricing model in accordance with the terms and conditions set forth in the Offer Letter, dated April 11, 2006, as amended. This Amendment’s sole purpose is to report the results of the Offer.

Item 4. TERMS OF THE TRANSACTION

(a) Item (a) of this Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at midnight, U.S. Eastern time, on the evening of Tuesday, May 16, 2006. The Company accepted for exercise Options to purchase an aggregate of 3,771,436 Ordinary Shares of the Company resulting in the issuance by the Company of an aggregate of 2,448,816 Shares. This number represents approximately 55% of the total Ordinary Shares underlying Options outstanding as of May 18, 2006. The Company has already or will promptly send each Holder who exercised their Options pursuant to the Offer the appropriate number of Shares to which they are entitled.

EXHIBITS.

(a)(1)(A)*	Offer Letter to Option Holders and Letter of Transmittal, dated April 11, 2006

(a)(1)(B)*	Form of Vested Option Lock-Up Agreement

(a)(1)(C)*	Form of Non-Vested Option Lock-Up Agreement

(a)(1)(D)*	Form of Irrevocable Proxy

(d)(1)	The Company’s 1995 Stock Option Plan, as amended (filed as Exhibit 10.1 to an amendment to the Company’s Registration Statement on Form F-1, filed with the Securities Exchange Commission on September 11, 2002, and incorporated herein by reference.)

(d)(2)	The Company’s 2001 Stock Option Plan (filed as Exhibit 10.31 to the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 14, 2002, and incorporated herein by reference.)

* Previously filed with this Schedule TO, as amended on May 9, 2006, and on May 12, 2006, and incorporated herein by reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ON TRACK INNOVATIONS LTD. By: /s/ Oded Bashan —————————————— Oded Bashan President & Chief Executive Officer

Date: May 22, 2006